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                         FairPoint Communications, Inc.
                            521 East Morehead Street
                                    Suite 250
                         Charlotte, North Carolina 28202




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:        FairPoint Communications, Inc.
                 Registration Statement on Form S-1 - Application for Withdrawal (Registration No. 333-36810)
                 ---------------------------------------------------------------

Gentlemen and Ladies:

            In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, FairPoint Communications, Inc. (the "Company") hereby requests that the Company's Registration Statement on Form S-1 (Registration No. 333-36810) (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to market conditions. No securities were sold or will be sold under the Registration Statement.

            The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

            If you have any questions with respect to this letter, please call me at (704) 344-8150.


                                      Sincerely,

                                      FAIRPOINT COMMUNICATIONS, INC.

                                      By:  /s/ Walter E. Leach, Jr.
                                         --------------------------
                                         Name:  Walter E. Leach
                                         Title: Senior Vice President and
                                                Chief Financial Officer


cc:   Timothy W. Henry
      Barry A. Brooks, Esq.